Exhibit 99.2

Mainz Biomed N.V.

Consolidated Statements of Financial Position

(Unaudited)

(Expressed in US Dollars)

		June 30,	December 31,
	Note	2025	2024
ASSETS
Current Assets
Cash		$1,911,069	$6,235,670
Trade receivables, net	4	40,122	33,577
Trade receivables - related party	14	124,764	17,238
Inventories	5	503,053	372,870
Prepaid expenses and other current assets	6	507,603	1,184,675
Total current assets		3,086,611	7,844,030

Property and equipment, net	7	1,388,544	1,365,144
Intangible assets	8	4,008,871	3,017,462
Right-of-use assets, net	9	1,319,488	1,011,531
Total assets		$9,803,514	$13,238,167

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	10	$1,144,570	$2,295,058
Accounts payable and accrued expense - related party	14	1,192,382	558,514
Convertible debt	11	482,149	1,093,975
Silent partnership	12	837,845	767,926
Silent partnership - related party	14	300,788	263,353
Intellectual property acquisition liability	8	1,000,000	-
Intellectual property acquisition liability - related party	8	657,895	690,575
Lease liabilities	9	372,619	280,145
Total current liabilities		5,988,248	5,949,546

Lease liabilities	9	1,100,206	865,982
Intellectual property acquisition liability - related party	8	192,711	376,096
Total liabilities		7,281,165	7,191,624

Shareholders’ equity
Share capital	13	41,572	23,054
Share premium	13	77,125,610	69,964,098
Reserve	13	25,293,787	27,594,947
Accumulated deficit		(99,322,895)	(90,978,684)
Accumulated other comprehensive loss		(615,725)	(556,872)
Total shareholders’ equity		2,522,349	6,046,543

Total liabilities and shareholders’ equity		$9,803,514	$13,238,167

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Mainz Biomed N.V.

Consolidated Statements of Loss and Comprehensive Loss

(Unaudited)

(Expressed in US Dollars)

		Six months ended
		June 30,
	Note	2025	2024

Revenue		$204,206	$520,773
Revenue - related party		82,511	-
Total revenue		286,717	520,773
Cost of revenue		97,128	201,735
Gross profit		189,589	319,038

Operating expenses:
Sales and marketing	19	2,349,005	2,361,105
Research and development	19	3,055,088	3,242,622
General and administrative	19	2,876,845	4,522,639
Total operating expenses		8,280,938	10,126,366

Loss from operations		(8,091,349)	(9,807,328)

Other income (expense)
Other income		59,180	105,851
Change in fair value of convertible debt	11	21,000	(528,210)
Interest expense		(201,949)	(646,439)
Interest expense - related parties		(13,311)	(13,034)
Other expense		(117,782)	(134,602)
Total other expense		(252,862)	(1,216,434)

Loss before income tax		(8,344,211)	(11,023,762)
Income taxes provision		-	-
Net loss		$(8,344,211)	$(11,023,762)

Foreign currency translation loss		(58,853)	(62,366)
Comprehensive loss		$(8,403,064)	$(11,086,128)

Basic and diluted loss per ordinary share		$(2.65)	$(19.73)
Weighted average number of ordinary shares outstanding		3,144,409	558,751

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Mainz Biomed N.V.

Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited)

(Expressed in US Dollars)

		Number of					Accumulated Other	Total
		Ordinary	Share	Share		Accumulated	comprehensive	Shareholders ’
	Note	shares	Capital	Premium	Reserve	Deficit	Loss	Equity
Balance, December 31, 2024		2,319,353	$23,054	$69,964,098	$27,594,947	$(90,978,684)	$(556,872)	$6,046,543
Sale of ordinary shares and warrants and exercise of pre funded warrants	13	1,643,000	17,096	6,642,684	(3,125,023)	-	-	3,534,757
Share based expense	13	129,500	1,422	518,828	-	-	-	520,250
Stock option expense	13	-	-		823,863	-	-	654,431
Net loss		-	-	-	-	(8,344,211)	-	(8,344,211)
Foreign currency translation		-	-	-	-	-	(58,853)	(58,853)
Balance, June 30, 2025		4,091,853	$41,572	$77,125,610	$25,293,787	$(99,322,895)	$(615,725)	$2,522,349

							Accumulated	Total
		Number of					Other	Shareholders’
		Ordinary	Share	Share		Accumulated	comprehensive	Equity
	Note	shares	Capital	Premium	Reserve	Deficit	Loss	(Deficit)
Balance, December 31, 2023		529,148	$5,897	$51,737,447	$21,286,215	$(69,328,021)	$(452,312)	$3,249,226
Sale of ordinary shares	13	26,375	242	515,020	-	-	-	515,262
Issuance of ordinary shares for conversion of debt	11, 13	84,153	772	2,153,785	-	-	-	2,154,557
Stock option expense	13	-	-	-	1,028,383	-	-	1,028,383
Net loss		-	-	-	-	(11,023,762)	-	(11,023,762)
Foreign currency translation		-	-	-	-	-	(62,366)	(62,366)
Balance, June 30, 2024		639,676	$6,911	$54,406,252	$22,314,598	$(80,351,783)	$(514,678)	$(4,138,700)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Mainz Biomed N.V.

Consolidated Statements of Cash Flows

(Unaudited)

(Expressed in US Dollars)

		Six months ended
		June 30,
	Note	2025	2024
Cash Flows From Operating Activities
Net loss		$(8,344,211)	$(11,023,762)
Adjustments to reconcile net loss to net cash used in operating activities:
Share based compensation	13	1,344,113	1,028,383
Depreciation and amortization	7, 8, 9	499,930	496,948
Bad debt expense	4, 6	15,335	16,090
Inventory write down	5	35,041	67,080
Accretion expense	8, 12	69,102	81,361
Change in fair value of convertible debt	11	(21,000)	528,210
Gain on sale of assets	7	(2,004)	-
Changes in operating assets and liabilities:
Trade receivables, net		(100,353)	(64,949)
Inventories		(112,193)	8,271
Prepaid expenses and other current assets		703,206	450,658
Accounts payable and accrued liabilities		(603,121)	285,161
Deferred revenue		-	(18,196)
Net cash used in operating activities		(6,516,155)	(8,144,745)

Cash Flows From Investing Activities
Payment for intangible asset	8	(200,000)	-
Payment for intangible asset - related party	8	(250,000)	(300,000)
Purchase of property and equipment	7	(1,123)	(120,660)
Net cash used in investing activities		(451,123)	(420,660)

Cash Flows From Financing Activities
Sale of ordinary shares and warrants	13	3,534,757	515,262
Proceeds from convertible debt	11	-	2,970,000
Repayments of convertible debt	11	(600,000)	(787,633)
Payments on silent partnerships	12	(54,576)	-
Payments of lease obligations	9	(204,723)	(146,304)
Net cash provided by financing activities		2,675,458	2,551,325

Effect of changes in exchange rates		(32,781)	(79,081)

Net change in cash		(4,324,601)	(6,093,161)
Cash at beginning of period		6,235,670	7,070,925
Cash at end of period		$1,911,069	$977,764

Cash Paid For:
Interest expense		$76,309	$190,000
Income tax		$-	$-

Non-Cash Investing and Financing Activities
Right of use asset additions	9	$351,718	$100,578
Acquisition of intangible asset for structured payments	8	$1,200,000	$-
Issuance of ordinary shares for conversion of debt	11, 13	$-	$2,154,557

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Mainz Biomed N.V.

Notes to the Consolidated Financial Statements

(Unaudited)

(Expressed in US dollars)

June 30, 2025

1. NATURE OF OPERATIONS AND GOING CONCERN

Mainz Biomed N.V. (the “Company”) is domiciled in Netherlands. The Company’s registered office is at Robert-Koch Strasse 50, 55129 Mainz, Germany with substantially all of its operations in Germany. The Company was formed to acquire the business of Mainz Biomed Germany GmbH (f/k/a PharmGenomics GmbH (“PharmaGenomics”, “PG”)) in 2021.

We develop and sell in-vitro diagnostic (“IVD”) tests for the early detection of cancer. Our flagship ColoAlert product is being marketed and sold in European markets. We are currently developing our next generation colorectal cancer screening product and intend to launch that product in the future in the United States and in Europe. We have operated a clinical diagnostic laboratory but primarily distribute our IVD kits to third-party laboratories in Europe and through our on-line store in Germany. Since 2020 we have also been developing a IVD test for the early detection of pancreatic cancer. On March 12, 2025, the Company closed a License and Option Agreement with Liquid Bioscience, Inc. (“Liquid”) to access a portfolio of novel mRNA biomarkers for the non-invasive detection of pancreatic cancer with a blood test. Under the terms of the agreement, we have an exclusive license to develop a test using Liquid’s biomarkers with the unilateral option to acquire the exclusive global rights to the gene expression biomarkers which have demonstrated a high degree of effectiveness in detecting pancreatic cancer.

Throughout these consolidated financial statements, Mainz Biomed N.V. and its directly and indirectly wholly owned subsidiaries, Mainz Biomed USA, Inc., Mainz Biomed GmbH (f/k/a PharmGenomics GmbH) and European Oncology Lab GmbH are referred to, collectively and individually as “Mainz”, “Mainz Biomed”, or the “Company”).

Going Concern

The Company has recurring losses, accumulated deficit totaling $99.3 million and negative cash flows used in operating activities of $6.5 million as of and for the six months ended June 30, 2025. The Company also had $1.9 million of cash on hand as of June 30, 2025. These factors raise a substantial doubt as to the Company’s ability to continue as a going concern for a period that is one year from the date of these financial statements. If the Company is unable to obtain funding, the Company could be forced to delay, reduce, or eliminate its research and development, regulatory, and commercial efforts which could adversely affect its future business prospects and its ability to continue as a going concern.

Management plans to fund its cash flow needs through current cash on hand and future debt and/or equity financings which it may obtain through one or more public or private equity offerings, debt financings, government or other third-party funding, strategic alliances, or collaboration agreements. During 2022 the Company raised $24.2 million of net proceeds from common stock sales and warrant proceeds. During 2023 the Company raised $16.5 million from a combination of sale of shares and warrants as well as the issuance of convertible debt. During 2024 the Company raised $18.2 million from a combination of sale of shares and warrants as well as the issuance of convertible debt. During the first half of 2025 the Company raised $4M through the sale of units including ordinary shares and warrants. In August 2025 the Company raised an additional $3M through the sale of units including ordinary shares and warrants. For the remainder of 2025, 2026 and beyond the Company believes that it will be able to raise additional funds through a combination of the sale of ordinary shares, the sale and/or conversion of warrants, and use of the Company’s access to capital through its Controlled Equity Offering (see Note 13) and its Pre-Paid Advance Agreement (see Note 11). The Company also has the ability to defer certain costs, especially those related to clinical studies, to match financing inflows. The Company believes that its currently available cash on hand, including additional financing described above, will be sufficient to meet its planned expenditures, alleviate the substantial doubt as to the Company’s ability to continue as a going concern, and to meet the Company’s obligations for at least the one-year period following its date of consolidated financial statements.

These consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of business. These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported revenues and expenses, and the statement of financial position classifications used, that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

2. BASIS OF PRESENTATION

Basis of Presentation and Statement of Compliance

These condensed interim financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, “Interim Financial Reporting” using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and International Financial Reporting Interpretations Committee (“IFRIC”). These condensed interim financial statements do not include all of the information required of a full set of annual financial statements and are intended to provide users with an update in relation to events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the end of the last annual reporting period. It is therefore recommended that these condensed interim financial statements be read in conjunction with the annual financial statements of the Company for the year ended December 31, 2024 and notes thereto contained in the Company’s annual report filed on Form 20-F.

These condensed interim financial statements have been prepared on a historical cost basis, modified where applicable. In addition, these condensed interim financial statements have been prepared using the accrual basis of accounting except for cash flow information.

The condensed unaudited interim financial statements were authorized for issuance by the Audit Committee of the Board of Directors on September 26, 2025.

New Accounting Standards

Standards, interpretations and amendments to standards and interpretations in the reporting period not yet effective and not yet applied:

●	In April 2024, the International Accounting Standards Board issued IFRS 18, Presentation and Disclosure in the Financial Statements, which sets out the overall requirements for presentation and disclosures in the financial statements. The new standard will replace IAS 1, Presentation of Financial Statements. Although much of the substance of IAS 1, Presentation of Financial Statements, will carry over into the new standard, the new standard incrementally will:

o	With a view to improving comparability amongst entities, require presentation in the statement of operations of a subtotal for operating profit and a subtotal for profit before financing and income taxes (both subtotals as defined in the new standard);

o	Require disclosure and reconciliation, within a single financial statement note, of management-defined performance measures that are used in public communications to share management’s views of various aspects of an entity’s performance and which are derived from the statements of income and other comprehensive income;

o	Enhance the requirements for aggregation and disaggregation of financial statement amounts; and

o	Require limited changes to the statement of cash flows, including elimination of options for the classification of interest and dividend cash flows.

The new standard is effective for annual reporting periods beginning on or after January 1, 2027, with earlier adoption permitted. We are currently assessing the impacts of the new standard; while there will be shifts of where a number of our management-defined performance measures are disclosed and reconciled (primarily a shift from management’s discussion and analysis to the financial statements) and where certain cash flows will be categorized in our statements of cash flows (primarily a shift of interest paid from operating activities to financing activities), we do not expect that the totality of our financial disclosure will be materially affected by the application of the new standard.

o	In May 2024, the International Accounting Standards Board issued Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7). The narrow-scope amendments are to address diversity in accounting practice in respect of the classification of financial assets with environmental, social and corporate governance and similar features; and to clarify the date on which a financial asset or financial liability is derecognized when using electronic payment systems. The new standard is effective for annual reporting periods beginning on or after January 1, 2026, with earlier adoption permitted. We are currently assessing the impacts of the new standard but do not expect to be materially affected by the application of the amendments.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES AND JUDGMENTS

Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on a weighted average cost and includes expenditure incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation. Expenditures that extend the life of the asset are capitalized and depreciated. Depreciation is recorded using the straight-line method over the estimated useful lives of the assets. Management evaluates the useful lives and method of depreciation at least annually and accounts for any changes to the useful life or method prospectively. Maintenance and repairs are charged to expense as incurred; cost of major additions and betterments are capitalized.

The estimated useful lives are:

Laboratory equipment	5 – 10 years
Office equipment	3 – 10 years
Right-of-use assets	Lease terms

Impairment of Non-Financial Assets

The Company performs impairment tests on its long-lived assets, including property and equipment and intangible assets when new events or circumstances occur, or when new information becomes available relating to their recoverability. When the recoverable amount of each separately identifiable asset or cash generating unit (“CGU”) is less than its carrying value, the asset or CGU’s assets are written down to their recoverable amount with the impairment loss charged against profit or loss. A reversal of the impairment loss in a subsequent period will be charged against profit or loss if there is a significant reversal of the circumstances that caused the original impairment. The impairment will be reversed up to the amount of depreciated carrying value that would have otherwise occurred if the impairment loss had not occurred.

The CGU’s recoverable amount is evaluated using fair value less costs to sell calculations. In calculating the recoverable amount, the Company utilizes discounted cash flow techniques to determine fair value when it is not possible to determine fair value from active markets or a written offer to purchase. Management calculates the discounted cash flows based upon its best estimate of a number of economic, operating, engineering, environmental, political and social assumptions. Any changes in the assumptions due to changing circumstances may affect the calculation of the recoverable amount. There was no impairment recognized in the consolidated financial statements for the six months ended June 30, 2025 and 2024.

Leases

The Company assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration, the Company has the right to obtain substantially all of the economic benefits from the use of the asset through the specified period, and the Company has the right to direct the use of the specified assets, which involves the right to make the decisions that are most relevant to its use. The Company applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets, which are recognized in profit or loss as the expense is incurred.

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. Lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. Lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating the lease, if the lease term reflects the Company exercising the option to terminate. Variable lease payments that do not depend on an index or a rate are recognized as expenses in the period in which the event or condition that triggers the payment occurs. In calculating the present value of lease payments, the Company uses the rate implicit in the lease, or if not readily determinable, its incremental borrowing rate (“IBR”). After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset. Upon a remeasurement of a lease liability, the Company records a proportionate adjustment to the corresponding right-of-use asset. If the remeasurement results in a reduction of the right-of-use asset to nil, the difference is recorded in the statements of profit or loss in the period of occurrence.

The Company recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets.

Revenue Recognition

The Company’s revenue is primarily derived through providing genetic diagnostic tests to customers. The Company recognizes revenue in accordance with IFRS 15 “Revenue from Contracts with Customers”.

In accordance with IFRS 15, revenue is recognized upon the satisfaction of performance obligations. Performance obligations are satisfied at the point at which control of the promised goods or services are transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to receive for those goods and services.

The Company sells its genetic diagnostic testing kits to laboratory partners. Upon the delivery of our products to laboratory partners the Company has completed its performance obligations and as such revenue is recorded upon delivery.

Cost of revenue

Cost of revenue consists of patient test kits and laboratory kits sold to laboratory partners and patients, and labor and overhead expenses related to the performance of those tests.

For the six months ended June 30, 2025 and 2024, cost of revenue consisted of as follows;

	Six months ended
	June 30,
	2025	2024
Test kits	$97,128	$112,014
Labor	-	89,721
	$97,128	$201,735

Research and Development

Expenditure on research activities, undertaken with the prospect of gaining new technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. The expenditure capitalized includes the cost of materials, direct labor, overhead costs that are directly attributable to preparing the asset for its intended use, and borrowing costs on qualifying assets. Other development expenditures are recognized in profit or loss as incurred.

Financial Instruments

a)	Classification

The Company classifies its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (loss) (“FVTOCI”) or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as of FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or if the Company has opted to measure them at FVTPL.

b)	Measurement

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment. The Company’s financial assets measured at amortized cost are comprised of its cash and trade and other receivables, net. The Company’s financial liabilities measured at amortized cost are comprised of its accounts payable and accrued liabilities, loans payable, loans payable – related party, convertible debt, convertible debt – related parties, silent partnerships, silent partnerships – related party and lease liabilities.

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the statements of loss and comprehensive loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the statements of loss and comprehensive loss in the period in which they arise.

Debt instruments at FVTOCI

These assets are initially measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses associated with changes in fair value are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss. The Company does not hold any debt instruments at FVTOCI.

Equity instruments at FVTOCI

These assets are initially measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses associated with changes in fair value are recognized in OCI and are never reclassified to profit or loss. The Company does not hold any equity instruments at FVTOCI.

c)	Impairment of financial assets at amortized cost

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to the twelve month expected credit losses. The Company shall recognize in the statements of loss and comprehensive loss, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

d)	Derecognition

Financial assets

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity.

Financial liabilities

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire. The Company also derecognizes a financial liability when the terms of the liability are modified such that the terms and/or cash flows of the modified instrument are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

Gains and losses on derecognition are generally recognized in profit or loss.

Convertible Debt

The Company evaluates at initial recognition of a convertible debt the different components and features of the hybrid instruments and determines whether these elements are equity instruments or embedded derivatives which require bifurcation. In subsequent periods, the liability component is accounted for using (i) the fair value method, or (ii) the effective interest method, based on the expected maturity of the debt. The equity component is not remeasured, while embedded derivatives unless closely related to the host instruments, are recorded at fair value through the Consolidated Statement of Operations unless the convertible debt falls under FVTPL.

Foreign Currency Translation

The functional currency is determined using the currency of the primary economic environment in which that entity operates. The functional currency, as determined by management, of the Company is the Euro (EUR).

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the period-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items or on settlement of monetary items are recognized in the statement of loss and comprehensive loss in the period in which they arise, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange differences arising on the translation of non-monetary items are recognized in other comprehensive income to the extent that gains and losses arising on those non-monetary items are also recognized in other comprehensive income. Where the non-monetary gain or loss is recognized in profit or loss, the exchange component is also recognized in profit or loss.

The Company’s presentation currency is the US dollar. For presentation purposes, all amounts are translated from the Euro functional currency to the US dollar presentation currency for each period using the exchange rate at the end of each reporting period for the statement of financial position. Revenues and expenses are translated on the basis of average exchange rates during the year.

Exchange gains and losses arising from translation to the Company’s presentation currency are recorded as exchange differences on translation to reporting currency, which is included in other comprehensive income (loss).

Income Taxes

Current income tax:

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the countries where the Company operates and generates taxable income.

Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred tax:

Deferred tax is recognized on temporary differences at the reporting date arising between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that future taxable income will be available to allow all or part of the temporary differences to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted and are expected to apply by the end of the reporting period. Deferred tax assets and deferred income tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Government Grants

Government grants are recognized when there is reasonable assurance that the grant will be received and that the Company will comply with the conditions attached to them. When the grant relates to an expense item, it is recognized as income on a systematic basis over the periods that the related costs, for which it is intended to compensate, are expensed. When the grant relates to an asset, it is recognized as income in equal amounts over the expected useful life of the related asset.

Loans received with better than market terms from government programs are recognized initially at fair value, with the difference between the fair value of the loan based on prevailing market interest rates and the amount received recorded as a gain in the statements of loss and comprehensive loss.

Share-Based Compensation

Our stock option grants may contain time based or market-based vesting provisions. Time based options are expensed on a straight-line basis over the vesting period. Market based options (“MBOs”) are expensed when the related service and market performance conditions are expected to be met, such that the expenses ultimately recognized is based on the number of awards that meet the related service and market performance conditions at the vesting date.

The fair value of the stock options is determined on the grant date and is affected by our stock price and other assumptions regarding a number of complex and subjective variables. These variables include our expected stock price volatility over the term of the awards, risk free interest rates, expected dividends, and the expected option exercise term. The Company estimates the fair value of time-based stock options using the Black-Scholes-Merton pricing model. The simplified method is used to estimate the expected term of stock options due to a lack of related historical data regarding exercise, cancellation, and forfeiture. For MBOs, the fair value is estimated using Monte Carlo simulation techniques.

Where an equity-settled award is cancelled, it is treated as if it vested on the date of the cancellation and any expense not yet recognized for the award (being the total expense as calculated at the grant date) is recognized immediately. This includes any awards where vesting conditions within the control of either the Company or the employee are not met. However, if a new award is substituted for the cancelled award and designated as a replacement award on the date that it is granted, the cancelled award and new awards are treated as if they were a modification of the original awards.

Loss per Share

Basic loss per share is calculated by dividing the loss attributable to common shareholders by the weighted average number of common shares outstanding in the period. For all periods presented, the loss attributable to common shareholders equals the reported loss attributable to owners of the Company. When calculating the diluted earnings (loss) per share, the Company adds to the average number of ordinary shares outstanding, that was used to calculate the basic earnings per share, the weighted average of the number of shares to be issued assuming that all shares that have a potentially dilutive effect would be converted into shares. Potential ordinary shares are only taken into account in cases where their effect is dilutive (reducing the earnings per share or increasing the loss per share). As the Company has recorded net losses from operations in all periods presented, it has excluded stock options, convertible debt, and warrants from the diluted loss per share calculation as the exercise of such would be anti-dilutive.

	June 30,	June 30,
	2025	2024
Weighted average number of ordinary shares outstanding - basic	3,144,409	558,751
Effect of potentially dilutive ordinary shares	-	-
Weighted average number of ordinary shares outstanding - diluted	3,144,409	558,751

Segment Report

The Company operates in one operating segment, genetic diagnostic testing.

Reclassifications

Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no impact on previously reported total assets, liabilities, equity, net income (loss), or cash flows for any periods presented.

Critical Accounting Estimates and Significant Management Judgments

The preparation of financial statements in accordance with IFRS requires the Company to use judgment in applying its accounting policies and make estimates and assumptions about reported amounts at the date of the financial statements and in the future. The Company’s management reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the period in which the estimates are revised.

Useful lives of property and equipment

Estimates of the useful lives of property and equipment and intangible assets are based on the period over which the assets are expected to be available for use. The estimated useful lives are reviewed annually and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence, not electing to exercise renewal options on Leases, and legal or other limits on the use of the relevant assets. In addition, the estimation of the useful lives of the relevant assets may be based on internal technical evaluation and experience with similar assets. It is possible, however, that future results of operations could be materially affected by changes in the estimates brought about by changes in the factors mentioned above. The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances. A reduction in the estimated useful lives of the property and equipment and intangible assets would increase the recorded expenses and decrease the non-current assets.

Provision for expected credit losses on trade receivables

The provision for expected credit losses on trade receivables are estimated based on historical information, customer concentrations, customer solvency, current economic and geographical trends, and changes in customer payment terms and practices. The Company will calibrate its provision matrix to adjust the historical credit loss experience with forward-looking information. The assessment of the correlation between historical observed default rates, forecast economic conditions and expected credit losses is a significant estimate. The amount of expected credit losses is sensitive to changes in circumstances and of forecast economic conditions. The Company’s historical credit loss experience and forecast of economic conditions may also not be representative of the customer’s actual default in the future.

Estimating the incremental borrowing rate on leases

The Company cannot readily determine the interest rate implicit in leases where it is the lessee. As such, it uses its incremental borrowing rate (“IBR”) to measure lease liabilities. The IBR is the rate of interest that the Company would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of comparable value to the right-of-use asset in a similar economic environment. IBR therefore reflects what the Company “would have to pay”, which requires estimation when no observable rates are available or where the applicable rates need to be adjusted to reflect the terms and conditions of the lease. The Company estimates the IBR using observable inputs (such as market interest rates) when available and is required to make certain entity-specific estimates.

Estimating the fair value of share-based payment transactions

The Company utilizes a Black-Scholes model, or where appropriate, a Monte-Carlo Simulation to estimate the fair value of its share-based payments. In applying these models, management must estimate the expected future volatility of the Company’s estimated share price and makes such assumptions based on a proxy of publicly listed entities under an expectation that historical volatility is representative of the expected future volatility. Additionally, estimates have been made by management, in respect of the performance warrants, regarding the length of the vesting period as well as the number of performance warrants that are likely to vest.

Estimating the fair value of financial instruments

When the Company recognizes a financial instrument, where there is no active market for such an instrument, the Company utilizes alternative valuation methods. The Company utilizes inputs from observable markets to the extent that an appropriate market can be identified, but when there is a lack of such a market, the Company applies judgment to determine a fair value. Such judgments require those such as risk and volatility, of which changes in such assumptions may impact the fair value of the financial instrument.

Other significant judgments

The preparation of these financial statements in accordance with IFRS requires the Company to make judgments, apart from those involving estimates, in applying accounting policies. The most significant judgments in applying the Company’s financial statements include:

●	The assessment of the Company’s ability to continue as a going concern and whether there are events or conditions that may give rise to significant uncertainty;

●	The determination of the lease term of contracts with renewal and termination options;

●	Determination of the extent to which it is probable that future taxable income will be available to allow all or part of the temporary differences and net operating losses to be utilized;

●	Whether there are indicators of impairment of the Company’s long-lived assets, including its intangible assets;

●	Development costs do not meet the conditions for capitalization in accordance with IAS 38 and therefore all research and development costs have been expensed as incurred.

4. TRADE RECEIVABLES

	June 30,	December 31,
	2025	2024
Trade receivables	$55,692	$33,577
Less: allowance for doubtful accounts	(15,570)	-
	$40,122	$33,577

As of June 30, 2025 and December 31, 2024, the Company recorded allowance for doubtful accounts of $15,570 and $0, for trade receivables, respectively. For the six months ended June 30, 2024, the Company wrote off of trade receivable of $10,795.

Allowance for doubtful accounts

2025
Beginning Balance	$-
Addition	15,335
Effects of currency translation	235
Ending balance	$15,570

5. INVENTORIES

	June 30,	December 31,
	2025	2024
Raw materials	$360,926	$313,676
Finished goods	187,789	84,253
	548,715	397,929
Less: Reserve	(45,662)	(25,059)
	$503,053	$372,870

For the six months ended June 30, 2025 and 2024, the Company recorded an inventory write down under cost of revenue of $35,041 and $67,080, respectively, due to expiration of raw materials and an increase in reserve.

Reserve

2025
Beginning Balance	$25,059
Addition	17,453
Effects of currency translation	3,150
Ending balance	$45,662

6. PREPAID AND OTHER CURRENT ASSETS

	June 30,	December 31,
	2025	2024
Prepaid insurance	$78,737	$196,843
Other prepaid expense	103,158	89,955
Prepaid stock-based payments	162,234	607,653
Security deposit	130,412	127,294
VAT receivable	33,062	162,930
	$507,603	$1,184,675

7. PROPERTY AND EQUIPMENT

Property and equipment and the changes in property, equipment and accumulated depreciation for the six months ended June 30, 2025 are provided as follows:

	Laboratory equipment	Office equipment	Total
Cost
Balance at December 31, 2024	$1,389,232	$438,418	$1,827,650
Additions	1,123	-	1,123
Disposal/reclasses/Sale	-	(22,782)	(22,782)
Effects of currency translation	174,789	53,453	228,242
Balance at June 30, 2025	1,565,144	469,089	2,034,233

Accumulated depreciation
Balance at December 31, 2024	$311,183	$151,323	$462,506
Depreciation	72,058	67,215	139,273
Disposal/reclasses/Sale	-	(22,782)	(22,782)
Effects of currency translation	44,382	22,310	66,692
Balance at June 30, 2025	427,623	218,066	645,689

Net book value at December 31, 2024	$1,078,049	$287,095	$1,365,144
Net book value at June, 2025	$1,137,521	$251,023	$1,388,544

For the six months ended June 30, 2025 and 2024, the Company recorded depreciation expense of $139,273 and $104,024, and loss on disposal of property and equipment including in depreciation and amortization expense of $0 and $43,496, respectively.

As of June 30, 2025 and December 31, 2024, management assessed that there were no events or changes in circumstances that would require impairment testing of its fixed assets.

8. INTANGIBLE ASSET

ColoAlert IP

Our flagship product is ColoAlert, a colorectal cancer (“CRC”) screening test. On January 1, 2019, we entered into an exclusive licensing agreement (the “Licensing Agreement”) with ColoAlert AS to license the intellectual property related to the ColoAlert test. On February 11, 2021, we obtained an option exercisable for three years to acquire the intellectual property for the ColoAlert test for (i) either a one-time cash payment of €2,000,000 or a €4,000,000 payment in ordinary shares at the valuation of our most recent financing plus (ii) a lifetime royalty payment of €5 per ColoAlert test sold (the “Option”). Subsequent to February 11, 2021, ColoAlert AS assigned its interest in ColoAlert and in the Licensing Agreement and the Option to Uni Targeting Research AS, a related party.

On February 15, 2023, we entered into an Intellectual Property Asset Purchase Agreement (“IPA”), which supersedes the Licensing and Options Agreements. Pursuant to the IPA, we acquired the intellectual property underlying the ColoAlert test. Pursuant to the IPA, we were able to reduce the price paid for the intellectual property to (i) $2 million cash, to be paid out over the next four years, (ii) 300,000 ordinary restricted shares and (iii) a revenue share limited to $1 per test sold for a period of 10 years. The Company recognized an intangible asset from this purchase and assigned a 10-year useful life. The intangible assets were valued: (a) for the portion to be settled in stock of the Company at the value on the day of closing, or $274 per share, and (b) for the cash portion, at the present value of the future payments using a 10% discount. Beginning in 2024, the Company and seller agreed that the Company could adjust its payment schedule by 50% until such time as the Company reached a satisfactory level of financing.

In January 2022 the Company licensed the right to a novel set of mRNA biomarkers, including the exclusive license under a patent pending. Upon completion of the Company’s evaluation of those biomarkers it exercised its right to acquire the rights to those biomarkers including the rights under the patent pending on February 15, 2023. The Company plans to use several of these biomarkers in its next generation product. Pursuant to the technology assignment agreement with SOCPRA Sciences Sante et Humaines S.E.C., operating under the name Transfertech Sherbrooke (“Sherbrooke”), the Company will owe Sherbrooke a royalty payment of 2% of net sales for any product sold that incorporates the biomarkers.

Pancreatic Cancer IP

On March 12, 2025, the Company closed a License and Option Agreement with Liquid Bioscience, Inc. (“Liquid”) to access a portfolio of novel mRNA biomarkers for the non-invasive detection of pancreatic cancer with a blood test. Under the terms of the agreement, we have an exclusive license to develop a test using Liquid’s biomarkers with the unilateral option to acquire the exclusive global rights to the gene expression biomarkers which have demonstrated a high degree of effectiveness in detecting pancreatic cancer. Total license payments will total $1.2 million and include a net revenue based royalty payment upon commercialization of a product.

The activity in the Intangible Assets account for the six months ended June 30, 2025 is as follows:

Intangible assets
Net book amount at December 31, 2024	$3,017,462
Additions	1,200,000
Disposal	-
Amortization	(208,591)
Net book amount at June 30, 2025	$4,008,871

Cost of and amortization methods and useful life

The Company’s intangible assets consist of Intellectual properties and are initially measured at cost and are subsequently carried at cost less accumulated amortization and any provision for impairment. Amortization is calculated using the straight-line method over the estimated useful lives, which is 10 years.

The Company recorded amortization of $208,591 and $188,591 and interest expense of $35,304 and $50,858, respectively, for the six months ended June 30, 2025 and 2024 related to its intellectual property assets. As of June 30, 2025, the liability for remaining required payments of $850,606 (related party) and $1,000,000 is recorded as intellectual property acquisition liability (current and non-current) on the Statement of Financial Position.

The Company has considered the carrying amount of intangible assets as of June 30, 2025, and concluded that, as there are no indicators of impairment, an impairment test is not required.

Contingent Consideration

In the event that the Company exercises the Liquid option and makes commercial sales of products utilizing the underlying intellectual property, it will owe Liquid a profit share payment of 5% of net sales.

9. LEASES

Right-of-Use Assets

The Company leases certain assets under lease agreements.

	Office	Laboratory
	Equipment	Equipment	Vehicle	Office	Total
Cost
Balance at December 31, 2024	$26,794	$116,655	$147,164	$1,604,101	$1,894,714
Additions	55,788	270,419	-	25,511	351,718
Deletions	(28,110)	(39,297)	(44,019)	-	(111,426)
Effects of currency translation	5,390	31,543	15,286	203,360	255,579
Balance at June 30, 2025	$59,862	$379,320	$118,431	$1,832,972	$2,390,585

Accumulated amortization
Balance at December 31, 2024	$26,752	$56,295	$108,915	$691,221	$883,183
Amortization	3,430	6,700	19,481	122,455	152,066
Deletions	(28,066)	(3,305)	(44,019)	-	(75,390)
Effects of currency translation	1,447	7,096	7,078	95,617	111,238
Balance at June 30, 2025	$3,563	$66,786	$91,455	$909,293	$1,071,097

Net book value
December 31, 2024	42	60,360	38,249	912,880	1,011,531
June 30, 2025	$56,299	$312,534	$26,976	$923,679	$1,319,488

As of June 30, 2025 and December 31, 2024, management assessed that there were no events or changes in circumstances that would require impairment testing of our right of use assets.

The carrying amount of the right-of-use assets is amortized on a straight-line basis over the life of the leases, which at June 30, 2025, had an average expected life of 4.32 years.

Lease Liabilities

The Company’s lease liabilities consist of office and laboratory equipment, vehicle and office space. The present value of future lease payments were measured using an weighted average incremental borrowing rate of 9.10% per annum as of June 30, 2025.

Total
As of December 31, 2024	$1,146,127
Additions	351,718
Deletion	(34,032)
Interest expenses	59,004
Lease payments	(204,723)
Effects of currency translation	154,731
As of June 30, 2025	$1,472,825

Lease liabilities	June 30, 2025
Current portion	$372,619
Long-term portion	1,100,206
Total lease liabilities	$1,472,825

As of June 30, 2025, the Company is committed to minimum lease payments as follows:

Maturity analysis	June 30, 2025
Less than one year	$490,584
One to two years	408,911
Two to three years	347,880
Three to four years	258,022
Four to five years	201,231
More than five years	78,864
Total undiscounted lease liabilities	$1,785,492
Amount representing implicit interest	(312,667)
Lease obligations	$1,472,825

10. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	June 30,	December 31,
	2025	2024
Accounts payable	$596,886	$1,254,187
Accrued expenses	399,669	822,917
Payroll liabilities	148,015	217,954
	$1,144,570	$2,295,058

11. CONVERTIBLE DEBT

The Company’s Convertible Debt includes Convertible Loans entered into in 2017, 2019 and 2020 and a series of Convertible Promissory Notes entered into during 2023 and 2024. Both the Loans and Notes are further detailed as follows:

	Juen 30,	December 31,
	2025	2024
Convertible loans	$82,149	$72,975
Convertible promissory notes	400,000	1,021,000
	$482,149	$1,093,975

Convertible Loan

2017 Convertible Loans

In November 2017, the Company entered into loan agreements with two former shareholders of the Company for loans totaling EUR80,278 (approximately $92,007) (the “2017 Convertible Loans”). As of June 30, 2025 and December 31, 2024, one of the 2017 Convertible Loans is outstanding and is payable on demand, with a balance of EUR40,139 ($47,012 and $41,762, respectively). The remaining loan is convertible at the option of the lender to shares totaling 4.25% of the Company’s common shares outstanding at the time of conversion. The loan is non-interest bearing, are unsecured and are due on demand.

2019 and 2020 Convertible Loans

During the years ended December 31, 2019 and 2020, the Company entered into loan agreements with related parties totaling EUR417,133 (approximately $467,154) (the “2019 and 2020 Convertible Loans”). The 2019 and 2020 Convertible Loans bear interest at 3.5% and had a maturity date of September 30, 2022. One of the convertible loans has not been converted and is payable on demand balance of EUR30,000 ($35,137 and $31,213, respectively) as of June 30, 2025 and December 31, 2024.While the 2019 and 2020 Convertible Loans are outstanding, the lenders are entitled to 0.5% of the Company’s net income each year should the Company be profitable and provided that the amount paid does not exceed the principal amount of the debt; the lenders do not partake in the Company’s losses. At maturity, the 2019 and 2020 Convertible Loans are convertible into ordinary shares of the Company at EUR40 per share.

A continuity of the Company’s Convertible loan is as follows:

	2019 and 2020 Convertible Loans	2017 Convertible Loans
Balance, Dec 31, 2024	$31,213	$41,762
Effects of currency translation	3,924	5,250
Balance, Jun 30, 2025	$35,137	$47,012

Convertible Promissory Notes

On June 28, 2023, we entered into a Pre-Paid Advance Agreement (the “PPA”) with YA II PN, Ltd. (“Holder”). Pursuant to the PPA, we may (a) request that the Holder purchase from us up to $50,000,000 (the “Commitment Amount”) of promissory notes (each, a “Promissory Note”), or (b) issue an advance notice to Holder to require they purchase shares from us pursuant to such advance notice. The Holder will purchase each Promissory Note at 92% of the principal amount of that Promissory Note. Each Promissory Note matures one year from the date of its issuance. The Promissory Notes do not carry any interest, except if there is an event of default in which case the interest is 15% per annum. We may prepay a Promissory Note with at an 8% premium with advance written notice ranging between five business days and thirty calendar days prior to such prepayment, depending on the market price of our ordinary shares at the time of the notice.

On June 28, 2023, we sold the Holder a Promissory Note (the “Initial Promissory Note”) in the principal amount of $5,500,000 and received $5,060,000, net of discount. The Holder is not obligated to purchase any additional Promissory Notes from us under the PPA. On September 26, 2023, the Company issued a second Promissory Note of $5,500,000 and received $5,060,000, net of discount (the “Second Promissory Note”).

On April 18, 2024, we sold the Holder a Promissory Note under the PPA (the “Third Promissory Note”) in the principal amount of $3,300,000 and received $2,970,000, net of discount and paid legal fee of $25,000.

On October 8, 2024, we issued a fourth promissory note under our PPA in the original principal amount of $1,500,000 with a 10% original issue discount. This note matures one year from the date of its issuance. The note carries any interest at a rate of 7% per annum, except if there is an event of default in which case the interest will increase to 15% per annum. We may prepay the note with at a 5% premium with advance written notice ranging between five business days and thirty calendar days prior to such prepayment, depending on the market price of our ordinary shares. The note is convertible at holder’s discretion (but not before July 1, 2025) into our ordinary shares at a fixed conversion price equal to the lower of either $0.25 per Ordinary Share or 92% of the average of the two lowest daily volume weighted average prices during the eight (8) consecutive trading days immediately preceding a conversion. Pursuant to the Second Supplemental Agreement, executed in December 2024, we are to make monthly payments consisting of ten $100,000 principal payments beginning in January 2025, to fully repay the remaining principal balance outstanding to Yorkville pursuant to the fourth promissory note. Such monthly payments will include any accrued but unpaid interest outstanding at the time of such payment and a prepayment premium.

The Promissory Notes are convertible at the Holder’s discretion into our ordinary shares at a conversion price (the “Conversion Price”) equal to the lower of (a) (I) $4.9986 in respect of the Initial Promissory Note, (II) $3.5424 in respect of the Second Promissory Note, and (III) with respect to each subsequent Promissory Note, if any, 110% of the volume weighted average price (“VWAP”) of our ordinary shares on the trading day immediately preceding the issuance of such Promissory Note (the “Fixed Price”) or (b) 92% of the average of the two lowest daily VWAPs of the shares during the eight trading days immediately prior to such conversion. In no event, however, shall the conversion price be less than a floor price of $2.00, as may be adjusted for stock splits and other similar transactions (the “Floor Price”).

Under the Promissory Notes, a “Trigger Event” occurs if the trading price of an ordinary share is lower than the applicable Floor Price for any five of seven consecutive trading days. This trigger event is for 1st to 3rd Promissory Notes and there is no trigger event in the fourth note. Within five trading days of a Trigger Event, we must make a monthly cash payment to the Holder in connection with the Promissory Notes (the “Monthly Payment”) equal to the lesser of (i) $550,000, plus an 8% redemption premium on any principal being repaid plus any accrued and unpaid interest and (ii) all principal outstanding under all outstanding Promissory Notes, plus an 8% redemption premium on any principal being repaid plus any accrued and unpaid interest. Thereafter, we must pay the Holder a Monthly Payment every 30 calendar days after the due date of the initial Monthly Payment; provided that our monthly obligation hereunder will end with respect to a particular Trigger Event if (i) the daily VWAP of the ordinary shares for seven consecutive trading days immediately prior to the due date of the next Monthly Payment is 10% or greater than the Floor Price or (ii) we reduce the Floor Price for all outstanding Promissory Notes by 50%, unless a new Trigger Event occurs.

In connection with the execution of the PPA, we agreed to pay a commitment fee of $250,000. Such commitment fee was paid on the date of the PPA in the form of 1,361 ordinary shares issued in 2023, which was derived using a per ordinary share price equal to the average of the daily VWAPs of the Ordinary Shares during the three trading days prior to the PPA.

Initial Promissory Note, Second Promissory Note and Third Promissory Note were all paid off as of December 31, 2024 and Fourth Promissory Note is outstanding as of June 30, 2025.

The Company elected to account for the Promissory Notes at fair value through FVTPL. Management believes that the fair value option appropriately reflects the underlying economics of the Promissory Notes. Under the fair value election in IFRS 9, changes in fair value of the Promissory Notes, will be reported in the Consolidated Statements of Operations, under change in fair value of debt instrument, in each reporting period subsequent to the issuance of the Promissory Note. The Fourth Promissory Note was recorded at its fair value of $1,340,000 at issue date.

During the six months ended June 30, 2025, the Company repaid principal amounts of the Fourth Promissory Note of $600,000.

During the six months ended June 30, 2024, the Company repaid principal amounts of the Second Promissory Note of $787,633 and accrued interest of $70,782.

During the six months ended June 30, 2024, principal amounts of the Second Promissory Note of $1,770,577 and accrued interest of $383,980 were converted into 3,366,093 ordinary shares, at conversion prices ranging from $0.18 to $0.95.

For the six months ended June 30, 2025 and 2024, the Company recorded a change in fair value of $21,000 and $528,210, respectively, resulting in a balance of $400,000 and $1,021,000, respectively, as of June 30, 2025 and December 31, 2024.

Changes in the balance of the convertible notes classified as Level 3 fair value measurement are as follows:

		Carrying
		Amount at
	Face Value	Fair value
Balance at December 31, 2024	$1,000,000	$1,021,000
Repayments of convertible promissory notes	(600,000)	(600,000)
Change in fair value of convertible promissory notes	-	(21,000)
Balance at June 30, 2025	$400,000	$400,000

As of June 30, 2025, the Company used a discount cash flow to value the fair value of the Promissory Notes. The discount rate used was 20%, consistent with the discount rate used in the year ended December 31, 2024 valuation. As of December 31, 2024, the Company used a lattice model to value the fair value of the Promissory Notes.

Key inputs for the lattice model used are summarized below.

December 31,
2024
Stock price	1.60 - 4.32
Expected life in years	0.50 - 0.92
Risk free rate	4.24% - 5.56%
Expected volatility	105% - 150%

12. SILENT PARTNERSHIPS

Continuity of the Company’s silent partnerships is as follows:

	3% SPAs	3.5% SPAs	8.5% SPAs	Total
Balance, December 31, 2024	$606,355	$49,435	$375,489	$1,031,279
Issued during the year	-	-	-	-
Extinguished during the year	-	(54,576)	-	(54,576)
Discount	-	-	-	-
Accretion	25,281	2,802	6,808	34,891
Interest expense	-	-	-	-
Effects of currency translation	77,225	2,339	47,475	127,039
Balance, June 30, 2025	$708,861	$-	$429,772	$1,138,633

(*)	see Note 14 – As of June 30, 2025 and December 31, 2024, $300,788 and $263,353, respectively of the Silent Partnership balances are with a German based bank, which also owns ordinary shares of the Company. Those debts are classified as “related party” in the statement of financial position

13. EQUITY

Authorized shares

Our authorized share capital amounts to EUR 3,500,000.00 and consists of 7,875,000 ordinary shares with a nominal value of EUR 0.40 per share and 875,000 preferred shares with a nominal value of EUR 0.40 per share. The preferred shares are divided into five series, each consisting of 175,000 preferred shares. Currently there are no preferred shares outstanding.

Preferred shares

The Company designates the preferred shares with a nominal value of EUR 0.40 each as follows;

●	a Series A consisting of 175,000 preferred shares;

●	a Series B consisting of 175,000 preferred shares;

●	a Series C consisting of 175,000 preferred shares;

●	a Series D consisting of 175,000 preferred shares; and

●	a Series E consisting of 175,000 preferred shares

Ordinary shares

The Company has 7,875,000 million ordinary shares authorized. Holders of ordinary shares are entitled to dividends as declared from time to time and are entitled to one vote per share at general meetings of the Company. The nominal value of our share capital is EUR0.40 per share. The Company amended the nominal value of our share capital to Eur0.01 per share in August 2025.

On May 19, 2025, we entered into a securities purchase agreement (the “SPA”) with an institutional investor (the “Purchaser”), pursuant to which we sold to the Purchaser (i) 375,000 ordinary units, with each ordinary unit consisting of one ordinary share, one class A warrant to purchase one ordinary share (the “Class A Warrant”), and one class B warrant to purchase one ordinary share (the “Class B Warrant”), and (ii) 1,625,000 pre-funded units with each pre-funded unit consisting of one pre-funded warrant to purchase one ordinary share, one Class A Warrant, and one Class B Warrant “Offering”). Each ordinary unit was sold at an offering price of $2.00 per unit, and each pre-funded unit sold at an offering price of $2.00 per unit less the nominal remaining exercise price of $0.001. The Offering resulted in gross proceeds of approximately $4 million before deducting placement agent fees and other estimated offering expenses (the “Offering”) of approximately $464,000, which is the net proceeds of approximately $3.5million. The Offering was closed on May 21, 2025.

In addition, during the six months ended June 30, 2025, the Company issued ordinary shares as follows:

●	1,268,000 ordinary shares for exercise of pre-funded warrants valued at $1,268

●	129,500 ordinary shares for services valued at $520,250

During the six months ended June 30, 2024, the Company issued ordinary shares as follows:

●	26,375 ordinary shares issued for $515,262; and

●	84,153 ordinary shares issued for conversion of debt of $2,154,557.

Warrants

On November 13, 2023, the Company issued 104,166 warrants, as a part of the Unit offering, valued using the residual method and an assigned value of $0. The Warrants were exercisable immediately on the date of issuance until the fifth anniversary of the issuance date at a price of $48.00 per share.

On December 12, 2024, the Company issued 1,367,521 A Warrants and 1,367,521 B Warrants, as a part of the Unit offering, valued using the residual method and an assigned value of $27,521 each. The Warrants were exercisable immediately on the date of issuance until, the earlier of twelve months or 30 days after public release of the top-line results from the Early Detect 2 study for the B Warrants, and the fifth anniversary of the issuance date for the A Warrants, both at an exercise price of $5.85 per share.

On May 21, 2025, the Company issued 2,000,000 A Warrants and 2,000,000 B Warrants, as a part of the Unit offering, valued using the residual method and an assigned value of $0 each. The Warrants were exercisable immediately on the date of issuance until, the earlier of twelve months or 30 days after public release of the top-line results from the Early Detect 2 study for the B Warrants, and the fifth anniversary of the issuance date for the A Warrants, both at an exercise price of $2.00 per share.

A summary of activity during the six months ended June 30, 2025, is as follows:

	Warrant	Weighted-Average	Weighted-Average
	Outstanding	Exercise Price	Life (years)
Balance as of December 31, 2024	3,905,208	$5.38	2.44
Grants	5,625,000	4.12	3.00
Exercised	(1,268,000)	0.01	-
Expired	-	120.00	-
Balance as of June 30, 2025	8,262,208	$2.24	1.44

As of June 30, 2025, all outstanding warrants are exercisable and the intrinsic value of the warrants is $2 million from pre-funded warrants issued in 2025.

Carve out plan

On February 22, 2024, our Compensation Committee approved the carve-out plan (the “COP”) of Mainz Biomed USA, Inc. (“Mainz USA”) and the Board of Directors of Mainz USA approved the COP. The purpose of the COP is to promote the interests of Mainz USA by providing a payment opportunity to individuals providing services to Mainz USA upon the consummation of a corporate transaction or series of transactions resulting in a change of control of Mainz USA or our Company (a “Change of Control” and the completion of a Change of Control, the “Closing”).

Payment under the COP is based principally upon the carve-out pool amount which is equal to 13% of the aggregate pre-tax consideration (cash and fair market value of any securities or other consideration) payable in connection with a Change of Control that would be legally available for payment or distribution to Mainz USA, our Company or their respective shareholders in connection with a Change of Control (the “Consideration”). The COP provides for a carve-out pool equal to 13% of the Consideration less the aggregate severance payments contractually owed to all COP participants who have been informed on or before the Closing that their employment with Mainz USA will terminate on or within three months after the Closing. The carve-out pool will be allocated and paid to participants in the COP based on the product of the participant’s applicable carve-out percentage as defined in the COP.

Under the COP, participants may receive transaction carve-out equal to the carve-out pool amount multiplied by each participant’s carve-out percentage specified in such participant’s participation acknowledgment less that participant’s equity offset, as defined under the COP. Subject to the terms of the COP, payments under the COP will generally be paid in the same form (or forms) as the consideration received by shareholder of our Company in respect of their Company equity securities due to the change of control. The Compensation Committee has allocated 100% of the COP.

Stock options

In 2021, our shareholders adopted our 2021 Omnibus Incentive Plan (the “2021 Plan”). Under the 2021 Plan, we are authorized to issue equity incentives in the form of incentive stock options, non-statutory stock options, restricted shares, restricted share units, share appreciation rights, performance units or performance shares under separate award agreements. Under the 2021 Plan, the aggregate number of shares underlying awards that we could issue cannot exceed 2,300,000 ordinary shares.

In 2022, our shareholders adopted our 2022 Omnibus Incentive Plan (the (“2022 Plan”). Under the 2022 Plan, we are authorized to issue equity incentives in the form of incentive stock options, non-statutory stock options, restricted shares, restricted share units, share appreciation rights, performance units or performance shares under separate award agreements. Under the 2022 Plan, the aggregate number of shares underlying awards that we could issue cannot exceed 500,000 ordinary shares. In 2023, we amended the 2022 Plan to increase the aggregate number of shares underlying awards that we could issue to 875,000 ordinary shares.

During the six months ended June 30, 2025, the Company granted 416,750 stock options valued at $1,743,636. Stock options with time-based vesting were valued using the Black-Scholes pricing model. 416,750 options shall vest 50% at grant date and then 25% at one year anniversary and 25% at second anniversary.

During the six months ended June 30, 2025 and 2024, the Company recorded share-based compensation of $823,863 and $1,028,383 and unamortized expense of $951,883 as of June 30, 2025, respectively. Forfeitures are estimated at the time of grant and adjusted, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

For the six months ended June 30, 2025, the estimated fair values of the stock options are as follows:

	June 30,	December 31,
	2025	2024
Exercise price	$4.95	$12.0 - 24.8
Expected term	5.00 - 6.00 years	5.25 years
Expected average volatility	118%	106% - 113%
Expected dividend yield	-	-
Risk-free interest rate	4.01%	3.8% - 4.22%

A summary of activity during the six months ended June 30, 2025 follows:

	Stock options	Weighted-Average	Weighted-Average
	Outstanding	Exercise Price	Life (years)
Balance as of December 31, 2024	55,992	$233.94	7.36
Grants	416,750	4.95	10.00
Forfeited	(10,906)	151.59	-
Cancelled	-	-	-
Expiry	-	-	-
Balance as of June 30, 2025	461,836	$29.4	9.37

Exercisable as of June 30, 2025	255,782	$45.64	9.14
Expected to vest	206,054	$9.25	3.65

As of June 30, 2025, the intrinsic value of the stock options is $0.

14. RELATED PARTY TRANSACTIONS

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of members of the Company’s Board, its Chief Executive Officer, and Chief Financial Officer. The remuneration of directors and key management personnel during the six months ended June 30, 2025 and 2024 was as follows:

	Six months ended
	June 30,
	2025	2024
Salaries and benefits	$388,919	$418,165

As of June 30, 2025 and December 31, 2024, the Company recorded accrued management salaries of $ 525,000 and $548,115, respectively.

Remuneration paid to related parties other than key personnel during the six months ended June 30, 2025 and 2024 was as follows:

	Six months ended
	June 30,
	2025	2024
Salaries and benefits	$7,048	$21,292

During the six months ended June 30, 2025 and 2024, we recorded expenses of $113,113 and $186,601, respectively, for the cost of royalties and other associated costs owed to ColoAlert AS (and its successor, Uni Targeting Research AS, collectively “ColoAlert AS”), the company from which we exclusively licensed the ColoAlert product. A non-executive director of the Company is also an owner of ColoAlert AS. During the six months ended June 30, 2025 and 2024, we paid ColoAlert AS $113,113 and $155,450, respectively.

On February 15, 2023, we entered into an Intellectual Property Asset Purchase Agreement (“IPA”), which supersedes the Licensing and Options Agreements with ColoAlert AS. Pursuant to the IPA, we acquired the intellectual property underlying the ColoAlert test. Pursuant to the IPA, we were able to reduce the price paid for the intellectual property to (i) $2 million cash, to be paid out over the next four years, (ii) 300,000 ordinary restricted shares and (iii) a revenue share limited to $1 per test sold for a period of 10 years. The Company recognized an intangible asset from this purchase and assigned a 10-year useful life. The intangible assets were valued: (a) for the portion to be settled in stock of the Company at the value on the day of closing, or $274 per share, and (b) for the cash portion, at the present value of the future payments using a 10% discount.

During the six months ended June 30, 2025 and 2024, the Company paid $250,000 and $300,000 to the seller, respectively. The Company recorded amortization of $188,591 and $188,591 and interest expense of $35,304 and $50,858, respectively, for the six months ended June 30, 2025 and 2024. As of June 30, 2025, the liability for remaining required payments of $850,606 is recorded as intellectual property acquisition liability – related party (current and non-current) on the Statement of Financial Position.

Related party transactions

As of June 30, 2025 and December 31, 2024, the Company recorded accounts payable – related party of $620,290 and $10,399, respectively.

After the Sale of EOL to a related party effective September 1, 2024, EOL became a regular customer of the Company, generating $82,511in revenue – related party in 2025, with an AR balance as of June 30, 2025 and December 31, 2024 of $124,764 and $17,238, respectively.

Silent partnerships

As of June 30, 2025 and December 31, 2024, EUR 200,000 (approximately $234,240 and $208,080) with a carrying value of $300,788 and $263,353 of the 8.5% SPAs were owing to major shareholders of the Company. EUR 200,000 of the loan is due on December 31, 2025.

During the six months ended June 30, 2025 and 2024, the Company incurred interest expense of $9,278 and $9,716 and accretion expense of $4,033 and $3,884 on balances owing to related parties, respectively.

15. GOVERNMENT GRANTS

The Company receives government grants related to its research and development activities. The amount of government grants received during the six months ended June 30, 2025 and 2024 and recognized as other income were as follows:

	Six months ended
	June 30,
Research and Development Projects	2025	2024
Multi-marker test for the early detection of pancreatic cancer	$-	$46,087

As of June 30, 2025 and December 31, 2024, the grants for rapid detection of antibody-based pathogens and a multi-marker test for the early detection of pancreatic cancer had remaining grant balances of approximately $976,900 and $0, respectively. The open balances on these grants are contingent of the company proof that there was qualified work done on these projects. This will be evaluated in a yearly application to receive that grant money. Only after acceptance this becomes a receivable on the balance sheet.

16. FINANCIAL INSTRUMENT RISK MANAGEMENT

Basis of Fair Value

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

●	Level 1 — Unadjusted quoted prices in active markets for identical assets or liabilities;

●	Level 2 — Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

●	Level 3 — Inputs that are not based on observable market data.

The Company’s financial instruments consist of cash, trade and other receivables, accounts payable and accrued liabilities, lease liabilities, convertible debentures, and loans payable. With the exception of convertible debentures and loans payable, the carrying value of the Company’s financial instruments approximate their fair values due to their short-term maturities. The fair value of convertible debentures and notes payable approximate their carrying value, excluding discounts, due to minimal changes in interest rates and the Company’s credit risk since issuance of the instruments.

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures.

Credit Risk

The Company’s principal financial assets are cash and trade receivables. The Company’s credit risk is primarily concentrated in its cash which is held with institutions with a high credit worthiness. Management believes that the Company is not exposed to any significant credit risk with respect to its cash.

The Company mitigates its credit risk on receivables by actively managing and monitoring its receivables. The Company has been determined that no credit loss provision is required, as all amounts outstanding are considered collectible. During the six months ended June 30, 2025, the Company incurred $0 (related to Trade receivable and VAT receivable) in bad debt expense (2024 - $16,090). The Company mitigates credit risk by evaluating the creditworthiness of customers prior to conducting business with them and monitoring its exposure for credit losses with existing customers.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. As of June 30, 2025 and December 31, 2024, the Company had an unrestricted cash balance of $1,911,069 and $6,235,670.

Historically, the Company’s primary source of funding has been the sale of ordinary shares and borrowings. The Company’s access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

The following is an analysis of the contractual maturities of the Company’s financial liabilities as of June 30, 2025 and December 31, 2024:

At June 30, 2025:

	Within	More than	More than
	one year	one year	five years
Accounts payable and accrued liabilities	$1,144,570	$-	$-
Accounts payable and accrued expense - related party	1,192,382	-	-
Convertible promissory	400,000	-	-
Convertible loans	82,149	-	-
Silent partnerships	1,138,633	-	-
Lease liabilities	372,619	1,021,342	78,864
Intellectual property acquisition liability	1,000,000	-	-
Intellectual property acquisition liability - related party	657,895	192,711	-
	$5,988,248	$1,214,053	$78,864

At December 31, 2024:

	Within	More than	More than
	one year	one year	five years
Accounts payable and accrued liabilities	$2,295,058	$-	$-
Accounts payable and accrued expense - related party	558,514	-	-
Convertible promissory note to be settled with ordinary shares	1,021,000	-	-
Convertible loans	72,975	-	-
Silent partnerships	1,031,279	-	-
Lease liabilities	280,145	760,324	105,658
Intellectual property acquisition liability - related party	690,575	376,096	-
	$5,949,546	$1,136,420	$105,658

Foreign Exchange Risk

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. As the Company operates in Germany it holds a portion of its cash balances in Euro to approximate between three to twelve months estimated operating needs. The remainder of the Company’s cash is held in U.S. Dollars, the Company’s reporting currency, which is also the currency of the Company’s largest cash outlays over the next twenty-four months.

Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to interest rate risk as its financial liabilities carry interest at fixed rates.

Capital Management

The Company aims to manage its capital resources to ensure financial strength and to maximize its financial flexibility by maintaining strong liquidity and by utilizing alternative sources of capital including equity, debt and bank loans or lines of credit to fund continued growth. The Company sets the amount of capital in proportion to risk and based on the availability of funding sources. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. As an early-stage growth company, the sale of ordinary shares has been the primary source of capital to date. Additional debt and/or equity financing may be pursued in future as deemed appropriate to balance debt and equity. To maintain or adjust the capital structure, the Company may issue new shares, take on additional debt or sell assets to reduce debt.

17. COMMITMENTS AND CONTINGENCIES

From time-to-time, the Company is involved in legal proceedings. The Company records a liability for those legal proceedings when it determines it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. The Company also discloses when it is reasonably possible that a material loss may be incurred, however, the amount cannot be reasonably estimated. From time to time, the Company may enter into discussions regarding settlement of these matters, and may enter into settlement agreements, if it believes settlement is in the best interest of the Company and its shareholders.

On March 22, 2024, the Company filed a complaint in the Supreme Court of the State of New York against Boustead Securities, LLC, for breach of contract, unjust enrichment, and a declaratory judgment. Several weeks later, Boustead brought an arbitration against Mainz seeking to collect alleged unpaid compensation for financial services plus shares and warrants pursuant to two agreements. Mainz made an application to the Arbitration Panel requesting an order staying the Arbitration proceeding pending final determination by the courts of the issues raised in the Supreme Court case, which was granted on September 12, 2024. There is not a future court conference scheduled, and Mainz is waiting on the Court’s determination of which venue (the Supreme Court or FINRA Dispute Resolution) is proper to hear the dispute. The Company intends to vigorously defend against all claims. Given the preliminary stage of the lawsuit, the uncertainty of litigation, the Company cannot predict the outcome at this time or estimate a reasonably possible loss or range of loss that may result from this action. There has been no change of status to this action since December 31, 2024, through the date of issuance of these financial statements.

18. CONCENTRATIONS

Major customers are defined as customers that each individually account for greater than 10% of the Company’s annual revenues. For the six months ended June 30, 2025 and 2024, the Company had revenue from three and two, customers that accounted for approximately 91% and 38% of revenue, respectively. As of June 30, 2025 and December 31, 2024, the Company has accounts receivable consisting of 2 customers of 85% and 2 customers of 99%, respectively.

19. OPERATING EXPENSES

For the six months ended June 30, 2025 and 2024, operating expenses consisted of the following:

	Six months ended
	June 30,
Sales and marketing	2025	2024
Salaries and Benefits	$301,811	$745,716
Professional and consulting fees	168,277	655,810
Office expenses	1,311	25,360
Travel and entertainment	17,452	46,832
Depreciation and amortization	2,369	2,336
Marketing and advertising	1,857,785	885,051
	$2,349,005	$2,361,105

	Six months ended
	June 30,
Research and development	2025	2024
Salaries and benefits	$700,191	$2,055,067
Professional fees	374,246	296,293
Clinical study expenses	1,497,901	324,751
Office expenses	97,472	87,885
Travel and entertainment	16,421	59,123
Depreciation and amortization	287,026	284,591
Materials for clinical studies	81,831	134,912
	$3,055,088	$3,242,622

	Six months ended
	June 30,
General and administrative	2025	2024
Salaries and benefits	$797,579	$1,524,397
Employee stock option expense	823,863	1,028,383
Professional and consulting fees	662,785	1,038,126
Office expenses	208,266	411,367
Insurance	129,572	261,473
Travel and entertainment	44,244	48,872
Depreciation and amortization	210,536	210,021
	$2,876,845	$4,522,639

20. SUBSEQUENT EVENTS

The Company issued 1,186,000 shares of its ordinary stock for a nominal remaining exercise price for the conversion of prefunded warrants pursuant to the SPA entered into in May 2025 (Note 13). Additionally, 135,000 shares were issued to service providers as compensation pursuant to consulting agreements at a value of $194,700.

On August 4, 2025, we entered into a securities purchase agreement with an institutional investor (the “Purchaser”) pursuant to which we sold to the Purchaser 2,222,222 pre-funded units with each pre-funded unit consisting of one pre-funded warrant to purchase one ordinary share and one and one-half ordinary warrants (the “Offering”). Each pre-funded unit was sold at an offering price of $1.35 less the nominal remaining exercise price of $0.001. The Offering resulted in gross proceeds to us of approximately $3,000,000 before deducting placement agent fees and other estimated offering expenses. The offering closed on August 5, 2025.

Subsequent to June 30, 2025, the Company repaid $300,000 for the fourth promissory note.